    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1997

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            GIDDINGS & LEWIS, INC.

                           (Name of Subject Company)

                               DSFA CORPORATION
                        HARNISCHFEGER INDUSTRIES, INC.

                                   (Bidders)

                    COMMON STOCK, $.10 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  375048-10-5
                     (CUSIP Number of Class of Securities)

                               ----------------

                            K. THOR LUNDGREN, ESQ.
                        HARNISCHFEGER INDUSTRIES, INC.
                             3600 SOUTH LAKE DRIVE
                         ST. FRANCIS, WISCONSIN 53235
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                   COPY TO:

                          ANDREW R. BROWNSTEIN, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                                (212) 403-1000

                               ----------------

                           CALCULATION OF FILING FEE

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       Transaction Valuation*                  Amount of Filing Fee**
            $641,921,935                              $128,385


* For purposes of calculating filing fee only. The total transaction value is based on 34,574,965 shares of Common Stock of the subject company outstanding on a fully diluted basis (consisting of 33,186,898 shares outstanding as of March 10, 1997, 282,355 shares issued in connection with the subject company's Management Stock Purchase Program subsequent to March 10, 1997, and options outstanding as of December 31, 1996 to purchase 1,105,712 shares) less 789,600 shares of Common Stock owned by the bidders, multiplied by the offer price of $19 per share of Common Stock.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the value of the shares to be purchased.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
  Amount Previously Paid: N/A               Filing Party: N/A
  Form of Registration No.: N/A             Date Filed: N/A

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

                                     14D-1

CUSIP NO. 375048-10-5

  1. NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       HARNISCHFEGER INDUSTRIES, INC.
       39-1566457
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  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [_] (b) [X]
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  3. SEC USE ONLY

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  4. SOURCE OF FUNDS
       BK, WC
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  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)
                                                                       [_]
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  6. CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
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  7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       789,600 SHARES OF COMMON STOCK
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  8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [_]
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  9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       2.4%
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 10. TYPE OF REPORTING PERSON
       CO

                                     14D-1

CUSIP NO. 375048-10-5

  1. NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       DSFA CORPORATION
       13-3941117
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  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [_] (b) [X]
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  3. SEC USE ONLY

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  4. SOURCE OF FUNDS
       AF
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  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)
                                                                       [_]
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  6. CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
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  7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,000 SHARES OF COMMON STOCK
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  8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [_]
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  9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       0.0%
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 10. TYPE OF REPORTING PERSON
       CO

ITEM 1.
      SECURITY AND SUBJECT COMPANY.

      (a)The name of the subject company is Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), which has its principal executive offices at 142 Doty Street, Fond du Lac, Wisconsin 54935.

      (b)This Statement on Schedule 14D-1 (the "Statement") relates to the offer by DSFA Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), of the Company (the "Common Shares"), together with (unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase (as defined below) is satisfied) any associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement between the Company and Firstar Trust Company, as rights agent, at a price of $19 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). The information set forth in the "Introduction" of the Offer to Purchase attached hereto as Exhibit
      (a)(1) is incorporated herein by reference. Unless the context otherwise requires, all references to Common Shares include the Rights.

      (c)The information concerning the principal market in which the Common Shares are traded and certain high and low sales prices for the Common Shares in such principal market set forth in Section 6 ("Price Range of Common Shares; Dividends on the Common Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.
      IDENTITY AND BACKGROUND.

      (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information set forth in the "Introduction" and in Section 9 ("Certain Information Concerning Parent and the Purchaser") and in
      Schedule I of the Offer to Purchase is incorporated herein by reference.

      (e) and (f) During the last five years, neither the Purchaser, Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.
      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
      COMPANY.

      (a)-(b) The information set forth in the "Introduction" and in
      Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company") in the Offer to Purchase is incorporated herein by reference.

ITEM 4.
      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

      (c)Not applicable.

ITEM 5.
      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a)-(e) The information set forth in the "Introduction" and in
      Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

      (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Shares; NASDAQ Quotation and Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.
      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)The information set forth in the "Introduction" and in Section 9 ("Certain Information Concerning Parent and the Purchaser") and in
      Schedule II of the Offer to Purchase is incorporated herein by reference.

      (b)The information set forth in Section 11 ("Background of the Offer") and in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7.
      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the "Introduction" and in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.
      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.
      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.
      ADDITIONAL INFORMATION.

      (a)Not applicable.

      (b)-(c) and (e) The information set forth in the "Introduction" and in Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer; Plans for the Company") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

      (d)The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Shares; NASDAQ Quotation and Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

      (f)The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits
      (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.
      MATERIAL TO BE FILED AS EXHIBITS.

            (a)(1) Offer to Purchase, dated April 28, 1997.
            (a)(2) Form of Letter of Transmittal.
            (a)(3) Form of Letter from Lehman Brothers Inc. to Brokers,
                   Dealers, Commercial Banks, Trust Companies and Nominees.
            (a)(4) Form of Letter from Brokers, Dealers, Commercial Banks,
                   Trust Companies and Nominees to Clients.
            (a)(5) Form of Notice of Guaranteed Delivery.
            (a)(6) Form of Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9.
            (a)(7) Summary Advertisement as published in The Wall Street
                   Journal on April 28, 1997.
            (a)(8) Text of Press Release, dated April 25, 1997.
            (a)(9) Text of Press Release, dated April 28, 1997.
            (b)(1) Commitment Letter, dated April 21, 1997, among Harnischfeger
                   Industries, Inc., The Chase Manhattan Bank and Chase
                   Securities Inc.
            (c)    Not applicable.
            (d)    Not applicable.
            (e)    Not applicable.
            (f)    None.
            (g)(1) Preliminary Solicitation Statement of Harnischfeger
                   Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.
            (g)(2) Preliminary Proxy Statement of Harnischfeger Industries,
                   Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.
            (g)(3) Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of
                   Wisconsin on April 25, 1997.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HARNISCHFEGER INDUSTRIES, INC.

                                                /s/ Francis M. Corby, Jr.
                                          By: _________________________________
                                             Name: Francis M. Corby, Jr.
                                             Title: Executive Vice President
                                                    for Finance and
                                                    Administration and Chief
                                                    Financial Officer
                                          DSFA CORPORATION

                                                /s/ Francis M. Corby, Jr.
                                          By: _________________________________
                                             Name: Francis M. Corby, Jr.
                                             Title: Vice President and
                                             Treasurer

Dated: April 28, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(1)  Offer to Purchase, dated April 28, 1997.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Form of Letter from Lehman Brothers Inc. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
 (a)(4)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.
 (a)(5)  Form of Notice of Guaranteed Delivery.
 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(7)  Summary Advertisement as published in The Wall Street Journal on April
         28, 1997.
 (a)(8)  Text of Press Release, dated April 25, 1997.
 (a)(9)  Text of Press Release, dated April 28, 1997.
 (b)(1)  Commitment Letter, dated April 21, 1997, among Harnischfeger
         Industries, Inc., The Chase Manhattan Bank and Chase Securities Inc.
 (c)     Not applicable.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     None.
 (g)(1)  Preliminary Solicitation Statement of Harnischfeger Industries, Inc.
         and DSFA Corporation, filed with the Commission on April 28, 1997.
 (g)(2)  Preliminary Proxy Statement of Harnischfeger Industries, Inc. and DSFA
         Corporation, filed with the Commission on April 28, 1997.
 (g)(3)  Complaint seeking Declaratory and Injunctive Relief filed in the
         United States District Court for the Eastern District of Wisconsin on
         April 25, 1997.